

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 18, 2018

<u>Via E-Mail</u>
Richard W. Florea
Chief Executive Officer
Skyline Corporation
2520 By-Pass Road
Elkhart, IN 46515

>   **Re: Skyline Corporation**
>   **Amendment No. 1 to Preliminary Merger Proxy Statement on Schedule 14A**
>   **Filed April 4, 2018**
>   **File No. 001-04714**

Dear Mr. Florea:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Questions and Answers about the Exchange and the Skyline Special Meeting, page 1</u>
<u>Will Skyline's shareholders receive any consideration in the Exchange?, page 1</u>

1. We note your response to comment three in our letter dated March 26, 2018. Please revise to include an estimate of the dividend on a per share basis so that shareholders have a better understanding of the potential consideration that they may receive in the Exchange.

<u>Unaudited Pro Forma Condensed Combined Financial Information of Skyline Champion Corporation, page 153</u>

<u>Note 4(h), page 165</u>

2. We note your response to comment 21 in our letter dated March 26, 2018; however, given that the combined company's projected profitability is a management expectation, it does not appear to us that this adjustment is factually supportable under Rule 11-

02(b)(6) of Regulation S-X. Please advise or revise your disclosure accordingly. You may consider including the information you have provided in a footnote to the pro forma financial information.

Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-10
Revenue Recognition and Repurchase Agreements, page F-11

3. We note your response to comment 25 in our letter dated March 26, 2018 and the revision to your disclosure. Please further expand your disclosure to provide the percentage of revenue attributable to your transportation services subsidiary for each period presented.

Note 15. Subsequent Events, page F-41

4. We note your response to comment 26 in our letter dated March 26, 2018 and the revision to your filing. However, it appears to us that the date through which subsequent events were evaluated should be revised since you disclose an event that occurred after that date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, Ernest Greene, Staff Accountant at (202) 551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
          David Hooper, Esq.